November 5, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On August 22, 2013, the Registrant, on behalf of its series, Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund, Even Keel Developed Markets Managed Risk Fund and Even Keel Emerging Markets Managed Risk Fund (the "Funds" and each a “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on October 15, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

All Funds

Fund Summary

Comment 1.  Given that there is no sales load or redemption fee charged, consider deleting the first two line items in the Fee Table.

Response.  The Registrant has not revised the Fee Table in order to keep the presentation of information consistent with other series of the Trust.

Comment 2.  In the Fee Table, please confirm that, other than the Even Keel Emerging Markets Managed Risk Fund, the Funds do not expect to have any Acquired Fund Fees and Expenses.

Response.  The adviser has confirmed to the Registrant that, other than the Even Keel Emerging Markets Managed Risk Fund, the Funds do not expect to have any Acquired Fund Fees and Expenses.

Comment 3.  Please clarify the line item “Distribution and/or Service (12b-1) Fees” to state whether the 12b-1 fee is both a service fee and a distribution fee or if it is only one of those.

Response.  The Registrant has revised the line item to state that it is “Distribution and Service (12b-1) Fees.”

Comment 4.  Please confirm supplementally that the only futures in which the Funds will invest as a principal strategy are index futures and futures on U.S. treasuries.  Please confirm whether the Funds will otherwise short sell equity securities in addition to taking short positions in the futures contracts. Please also revise the disclosure in “Principal Investment Strategies” to indicate how investments in futures furthers each Fund’s investment objective of providing total return consistent with long-term capital preservation, while seeking to manage volatility and reduce downside risk during severe, sustained market declines.

Response.  The adviser has confirmed to the Registrant that the only futures in which the Funds will invest as a principal strategy are index futures and futures on U.S. treasuries and that the Funds will not otherwise short sell equity securities as a part of their principal strategies.  The Registrant has revised the disclosure in the first paragraph of each strategy as follows:

“The Fund will enter into both long and short positions with respect to the futures contracts. The Fund seeks to gain market exposure to broad market indices through its investments in futures contracts.  The Fund will also use futures contracts to manage volatility and reduce downside risk by hedging the Fund’s investments.”

Comment 5.  In “Principal Investment Strategies”, please revise the description of the Milliman Managed Risk Strategy to provide more detail regarding the strategy and explain whether the managed risk strategy is a risk management overlay to the Fund’s other investments.  Please also add disclosure indicating how the adviser determines when to sell a security.

Response. The Registrant has revised the disclosure as follows:

“The adviser’s allocations among the Fund’s investments are based in part on a proprietary risk management strategy, the Milliman Managed Risk StrategyTM, which helps manage risk within the Fund.  The goal of the Milliman Managed Risk Strategy is to stabilize portfolio volatility and reduce downside risk. By combining the Fund’s actively managed exposure to securities with the Milliman Managed Risk Strategy, the adviser attempts to generate total return for the Fund consistent with long-term capital preservation and to reduce market risk.

The Milliman Managed Risk Strategy is maintained through a series of risk management calculations, which are performed on a daily basis.  These calculations are used as part of a process to determine which securities to hold or sell in the Fund.  The Fund’s exposure to a given type of security will be adjusted based on market conditions.  Exposure to the Fund’s equity portfolio is modulated in response to changes in market volatility and maintaining a capital protection strategy.

By combining the actively managed exposure to securities with the Milliman Managed Risk Strategy, the adviser attempts to generate total return for the Fund while reducing risk over the long term.  The adviser’s strategy attempts to (i) stabilize portfolio volatility and (ii) reduce risk with an actively managed overlay strategy.”

Comment 6.  In “Principal Investment Strategies”, please add disclosure indicating that using a managed risk strategy means that the Funds do not fully participate in up markets.

Response.  The Registrant added the following disclosure to each Fund’s “Principal Investment Strategies” section:

The adviser’s use of a managed risk strategy may limit the Fund’s participation in market gains.

Comment 7.  In “Principal Investment Risks”, please consider combining the Derivatives Risk with the Futures Risk if futures are the only type of derivative in which the Funds may invest as a principal strategy.

Response.  The Registrant has revised the disclosure as follows:

“Futures Risk:  Futures contract positions may not provide an effective hedge because changes in futures contract prices may not track those of the securities they are intended to hedge.  Futures create leverage, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price and which can have a significant impact on the Fund's performance.  Futures are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).”

Comment 8. Please confirm that the Funds considered the observations in Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Even Keel Managed Risk Fund

Comment 9.  In “Principal Investment Strategies”, the Fund defines a large capitalization company as “one whose market capitalization generally falls within the range of companies included in the S&P 500 Index, which, as of June 28, 2013, ranged from $2 billion to $402 billion.” Please explain why the range of the S&P 500 Index, which includes companies with a capitalization of only $2 billion, is an appropriate definition of a large capitalization company.

Response.  The Adviser has revised the definition of large capitalization company as “one whose market capitalization generally exceeds $10 billion ~~falls within the range of companies included in the S&P 500 Index, which, as of June 28, 2013, ranged from $2 billion to $402 billion~~.”

Even Keel Opportunities Managed Risk Fund

Comment 10.  In “Principal Investment Strategies”, the Fund defines a medium capitalization company as “one whose market capitalization generally falls within the range of companies included in the S&P 400 Index, which, as of June 28, 2013, ranged from $488 million to $18 billion.” Please explain why the range of the S&P 400 Index, which includes companies with a capitalization as high as $18 billion, is an appropriate definition of a medium capitalization company.

Response.  The Adviser has revised the definition of a medium capitalization company as “one whose market capitalization generally falls between $2 billion and $10 billion ~~within the range of companies included in the S&P 400 Index, which as of June 28, 2013 ranged from $488 million to $18 billion~~.”   In order to be consistent, the Adviser has also revised the definition of small capitalization company to be “one whose market capitalization is generally ~~falls within the range of~~less than $2 billion~~companies included in the Russell 2000 Index, which as of May 31, 2013 ranged from $129 million to $3.3 billion~~.”

Even Keel Developed Markets Managed Risk Fund

Comment 11.  In “Principal Investment Strategies”, add an 80% investment policy pursuant to Rule 35d-1 to state that the Fund will invest 80% of its net assets plus borrowings in securities of companies in developed markets or modify the Fund’s name to remove reference to “Developed Markets”.

Response.  The Registrant has changed the Fund’s name to “Even Keel Traveler Managed Risk Fund.”

Comment 12.  In “Principal Investment Strategies”, the Fund defines a foreign developed market company as “one that is located in or derives a majority of its income from countries outside the U.S. with developed markets.”  Please add more detail to what the Fund considers to be a developed market.

Response.  The Registrant has revised the disclosure as follows:

“The Fund defines a foreign developed market company as one that is listed on the FTSE 100 Index, the Eurostoxx 50 Index or the Nikkei 225 Index.”

Even Keel Emerging Markets Managed Risk Fund

Comment 13.  In Principal Investment Strategies, add an 80% investment policy pursuant to Rule 35d-1 to state that the Fund will invest 80% of its net assets plus borrowings in securities of companies in emerging markets or modify the Fund’s name to remove reference to “Emerging Markets”.

Response.  The Registrant has changed the Fund’s name to “Even Keel Explorer Managed Risk Fund.”

Comment 14.  In “Principal Investment Strategies”, the Fund defines an emerging market company as “one that is located in or derives a majority of its income from countries with emerging markets.”  Please add more detail to what the Fund considers to be an emerging market.

Response.  The Registrant has revised the disclosure as follows:

“The Fund defines an emerging market company as one that is listed on the MSCI Emerging Markets Index.”

Additional Information About Principal Strategies and Related Risks

All Funds

Comment 15: Consider adding disclosure to the description of the Milliman Managed Risk Strategy explaining of what the calculations consist.

Response: The Registrant has not modified the disclosure describing the Milliman Managed Risk Strategy because it is the same disclosure used in the prospectuses for other funds for whom the adviser serves as sub-adviser or adviser, and the adviser wishes to keep the disclosure consistent across products.

Comment 16:  In “Principal Investment Risks – Underlying Funds Risk”, inverse correlation risk is mentioned.  Either add information about investing in inverse funds to the principal investment strategies or remove this portion of the risk.

Response.  The Registrant has removed reference to inverse correlation risk from the Underlying Funds Risk.

SAI:

All Funds

Comment 17.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP